SOLIGENIX, INC.
29 Emmons Drive, Suite C-10
Princeton, New Jersey 08540
Phone: (609) 538-8200

July 8, 2010

VIA EDGAR AND FAX (202-772-9198)

Mr. Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

RE:	Soligenix, Inc. Registration Statement on Form S-1 Filed June 25, 2010 File No. 333-167792

Dear Mr. Riedler:

We are responding to your July 2, 2010 comment letter.  For your reference, we included the comment from your letter followed by our response.

Form S-1 filed June 25, 2010

Selling Stockholders, page 43

1.
We note that certain members of your Board of Directors are listed as selling shareholders, as well as Sigma Tau Pharmaceuticals, Inc. Please revise your registration statement to identify these board members and Sigma Tau Pharmaceuticals as underwriters, or provide us with a detailed legal analysis supporting your position that these selling shareholders are not underwriters. Please refer to Securities Act Rules, Compliance and Disclosure Interpretation 612.09.

Response:

Sigma Tau Pharmaceuticals, Inc., Gregg A. Lapointe and Robert J. Rubin have waived their rights under the Registration Rights Agreement dated June 15, 2010 to have the resale of their shares of common stock and shares of common stock issuable upon exercise of warrants registered in the Registration Statement on Form S-1.  Accordingly, we will file a Pre-Effective Amendment to the Registration Statement on Form S-1 to remove the shares to be registered on behalf of Sigma Tau Pharmaceuticals, Inc., Gregg A. Lapointe and Robert J. Rubin and to remove them as selling stockholders.

If you require any additional information, kindly contact our outside legal counsel, Leslie J. Croland with Edwards Angell Palmer & Dodge LLP at (561) 833-7700.

Sincerely,

/s/ Evan Myrianthopoulos

Evan Myrianthopoulos
Chief Financial Officer

Cc:	Rose Zukin, Staff Attorney Christopher J. Schaber, Chief Executive Officer and President Leslie J. Croland, P.A.